UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TradeStation Group, Inc.

(Name of Subject Company)

TradeStation Group, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89267P 10 5

(CUSIP Number of Class of Securities)

Marc J. Stone

General Counsel, Vice President of

Corporate Development and Secretary

TradeStation Group, Inc.

8050 SW 10th Street, Suite 4000

Plantation, Florida 33324

(954) 652-7000

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan D. Axelrod, Esq.

Bilzin Sumberg Baena Price & Axelrod LLP

1450 Brickell Avenue, 23rd Floor

Miami, Florida 33131

(305) 374-7580

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2011 (the “Schedule 14D-9” and the Schedule 14D-9, together with any amendments and supplements thereto, including any exhibits and annexes to such amendments and supplements, the “Amended Schedule 14D-9”) by TradeStation Group, Inc., a Florida corporation (“TradeStation,” “we” or the “Company”). The Amended Schedule 14D-9 relates to the tender offer by Felix 2011 Acquisition Sub, Inc., a Florida corporation, and a wholly-owned direct subsidiary of Monex Group, Inc., a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan (“Monex”), as disclosed in the Tender Offer Statement on Schedule TO filed by Monex with the SEC on May 10, 2011 (together with any amendments and supplements thereto, including any exhibits to such amendments and supplements, the “Schedule TO”), to purchase all of the issued and outstanding shares common stock, par value $0.01 per share, of TradeStation at a purchase price of $9.75 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2011 (together with any amendments and supplements thereto, including any schedules and annexes to such amendments and supplements, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, including any schedules and attachments to such amendments and supplements, the “Letter of Transmittal”). Copies of the initial Offer to Purchase and the initial Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Amended Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. You should read this Amendment together with the Amended Schedule 14D-9. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION.

ITEM 8. ADDITIONAL INFORMATION of the Amended Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the only paragraph under “FINRA, FSA and Other Requisite Approvals, Notices and Consents”:

“On June 6, 2011, FINRA approved the change in control application concerning TradeStation’s broker-dealer subsidiary, TradeStation Securities, Inc. As a result, the condition of the Offer related to the approval of FINRA has been satisfied. As of such date, together with the previously announced satisfaction of the conditions relating to the expiration or termination of the waiting period under the HSR Act and the approval of FSA, all of the regulatory conditions of the Offer have been satisfied.”

ITEM 9.	EXHIBITS.

ITEM 9. EXHIBITS of the Amended Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(E)	Joint Press Release issued by Monex and TradeStation, dated June 6, 2011, announcing the satisfaction of all regulatory conditions of the Offer (incorporated by reference to Exhibit (a)(5)(G) to Amendment No. 4 of the Schedule TO)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRADESTATION GROUP, INC.

By:	/s/ David Fleischman
Name:	David Fleischman
Title:	Chief Financial Officer

Dated: June 7, 2011

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